SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – TEF- Changes in the Board of Directors	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (“TELEFÓNICA”), in accordance with the provisions of Article 228 of the Securities Market Act, hereby issues the following

SIGNIFICANT EVENT

See Press Release attached

Madrid, 29 March 2016.

NOTA DE PRENSA

PRESS RELEASE

Telefónica puts in place a smooth transition after almost 16 years of management by the current Executive Chairman, a period in which the company has become leader in its key strategic markets in Europe and Latin America.

CÉSAR ALIERTA ENDS HIS TENURE AS EXECUTIVE CHAIRMAN OF TELEFONICA AND WILL PROPOSE THE APPOINTMENT OF JOSÉ MARÍA ÁLVAREZ-PALLETE TO THE BOARD OF DIRECTORS

•	Alierta will remain in the Board of Directors and maintain his position as Executive Chairman of Fundación Telefónica

•	Álvarez-Pallete will step-in as Executive Chairman bringing huge experience and a long tracked-record of 17 years in Telefónica’s top management positions, including over 3 years as Chief Operations Officer under Aliertas’ presidency

Madrid, 29 March, 2016.- Telefónica’s Board of Directors will analyse the appointment of José María Álvarez-Pallete as the new Executive Chairman of the Company in its next meeting to be held on the 8th of April. The proposal has been made by the current Chief Executive, César Alierta, who considers Álvarez-Pallete as the best prepared executive to face the challenges arising from the digital revolution.

Alierta will remain in the Board of Directors of Telefónica, a position he holds since 4 years previous to his appointment as Executive Chairman, and will also put his focus on social projects aiming for progress, such as Digital Education, and on the Executive Chairmanship of Fundación Telefónica.

Under Alierta’s tenure, Telefónica has moved from being a relevant player in the telecommunication sector in Spain and Latin America to becoming leader in its key strategic markets: Brazil, Germany, Spain and Latin America.

Alierta has placed Telefónica at the forefront of telecommunications globally. Under his management, the company stepped ahead of rivals and set the trend with strategic decision making such as the amortization of the UMTS licenses or the creation of Telefónica Digital.

Over 3 years ago, in 2012, César Alierta designated José María Álvarez-Pallete as Chief Operating Officer, thus starting a process which will conclude on the 8th of April with Álvarez-Pallete appointment as the new Executive Chairman.

José María Álvarez-Pallete, was born in Madrid in 1963 and holds a degree in Economics from Complutense University of Madrid and from the Université Libre in Belgium. He completed the International Management Programme (IMP) at the IPADE and holds a diploma in Advanced Studies at the Complutense University of Madrid.

Álvarez-Pallete joined the Telefónica Group in February 1999 as CFO of Telefónica Internacional after having worked in CEMEX. Months later, he assumed the responsibility of the corporate finances as Telefónica’s CFO.

With the arrival of Alierta to the presidency in 2000, Álvarez-Pallete remained CFO until 2002 when he was appointed Executive Chairman of Telefónica Internacional. After that he became Chairman of Telefónica Latinoamérica, a position he occupied until he was appointed Executive Chairman of Telefónica Europe in 2011. One year later he became Chief Operating Officer of Telefónica S.A. Álvarez-Pallete sits in the Board of Telefónica S.A. since July 2006.

With his long track-record in top executive positions at Telefónica and experience managing the day to day of all Operations from his current post as COO of the Company, Alierta considers Álvarez-Pallete as the best prepared executive to make a smooth transition and position Telefónica once again at the forefront, this time, of the digital sector.

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	March 29, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
			Name:	Ramiro Sánchez de Lerín García-Ovies
			Title:	General Secretary and Secretary to the Board of Directors